Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN AMENDMENT TO THE TRUST DEED OF (SERIES I) NOTES

Tel Aviv, Israel, June 12, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) ("Elbit" or the "Company") announced today that the Company and its (Series I) Noteholders approved an amendment to the Trust Deed of (Series I) notes (the "Notes") according to which the interest rate for the months June 2019 to August 2019 will increase from 6% per annum to 9% per annum, provided that the Note holders won't decide to call for the immediate repayment of the Notes and/or to exercise any of the collaterals during the said period of three month.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com